UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

EMEREN GROUP LTD.
(Name of Issuer) Ordinary Shares of no par value, American Depositary Shares, each representing 10 Ordinary Shares
(Title of Class of Securities) 75971T301
(CUSIP Number) Shah Capital Management, Inc. 8601 Six Forks Road, Suite 630 Raleigh, NC 27615 (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d.1(f) or 240.13d-1(g), check the following box: [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 75971T301	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 17,376,558 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 17,376,558 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,376,558 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.52% of the outstanding shares
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. 75971T301	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 16,993,702 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 16,993,702 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,993,702 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.85% of the outstanding shares
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP NO. 75971T301	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (Personal Funds)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,370 shares
	8	SHARED VOTING POWER 17,432,928 shares
	9	SOLE DISPOSITIVE POWER 56,370 shares
	10	SHARED DISPOSITIVE POWER 17,432,928 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,432,928 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.62% of the outstanding shares
12	TYPE OF REPORTING PERSON IN (Individual)

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of no par value of ReneSola LTD., a British Virgin Islands business company (the “Issuer”). The address of the principal executive office of the Issuer is 3rd floor, 850 Canal St, Stamford, CT 06902, U.S.A.

Item 2. Identity and Background.

(a)	Name.

This Statement is filed by:

(i)	Shah Capital Management, Inc. (“Shah Capital”), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership; and

(iii)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the “Reporting Persons.”

(b)	Residence of Business Address

The address of the principal business and principal office of each of the Reporting Persons is 8601 Six

Forks Road, Suite 630, Raleigh, North Carolina 27615.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah

Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Shah Capital is a North Carolina corporation.

Shah Opportunity is a Delaware limited partnership.

Mr. Shah is a citizen of the United State of America.

Amendment No. 6 to Schedule 13D

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 1, 2019 (the “Schedule 13D”) filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (“Common Stock”), issued by Renesola LTD (the “Issuer”), Amendment No. 1 filed on December 28, 2020, Amendment No. 2 filed on January 8, 2021, Amendment No. 3 filed on July 15, 2022, Amendment No. 4 filed on September 16, 2022 and Amendment No. 5 filed on January 13, 2023 to the statement on Schedule 13D jointly filed on October 1, 2019 by the Reporting Persons (the “Original Schedule 13D”) . This Amendment No. 6 to Schedule 13D is being filed to amend Amendment No.5 to Schedule 13D filed on January 13, 2023 (Amendment No. 5).

The following items of the Schedule 13D are hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of the shares of Common Stock was derived from investment capital of SCM clients, including the Fund.

Item 4. Purpose of Transaction

The Reporting Persons purchased the shares for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

			Shah Capital Management	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount Beneficially Owned:		17,376,558	16,993,702	17,432,928
(b)	Percent of Class:*		30.52%	29.85%	30.62%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	56,370
	(ii)	Shared Voting Power:
	(iii)	Sole Dispositive Power:	N/A	N/A	56,370
	(iv)	Shared Dispositive Power:	17,376,558	16,993,702	17,376,558

The percentage in this paragraph relating to beneficial ownership of shares of no par value is based on 56,936,849 ADS outstanding as of June 30, 2023.

(c) See the trading data as follows which is hereby incorporated by reference into this Item 5(c) as if restated here in full.

961,125 shares were bought in the last 60 days for $2,915,000 inclusive of commissions.

Except as set forth here, no other transactions in shares of the Common Stock were effected by any Reporting Person within the last 60 days

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
99	Joint Filing Agreement, dated September , 2023, by and among Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, and Himanshu H. Shah.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	September 25, 2023

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	September 25, 2023

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	September 25, 2023

/s/ Himanshu H. Shah
Himanshu H. Shah